Exhibit 12.1
STANLEY-MARTIN COMMUNITIES, LLC
Ratio of Earnings to Fixed Charges

For the twelve months ended December 31,	2005	2004	2003	2002	2001

Pretax income from continuing operations before MI	$46,843,451	$22,545,744	$19,012,550	$18,788,128	$10,256,798
Add: Fixed Charges
Interest Expense	190,870	206,279	132,969	90,108	71,791
Interest component of rent expense	363,539	187,800	165,600	127,200	113,436
Capitalized Interest	10,909,434	3,526,948	2,065,526	1,999,263	2,450,885
Amortization of Capitalized interest	4,871,856	3,001,000	2,487,729	2,402,159	2,484,433
Minus:
Capitalized Interest	(10,909,434)	(3,526,948)	(2,065,526)	(1,999,263)	(2,450,885)

“Earnings” as defined	$52,269,716	$25,940,823	$21,798,848	$21,407,595	$12,926,458

Fixed Charges:
Interest expense	190,870	206,279	132,969	90,108	71,791
Interest component of rent expense	363,539	187,800	165,600	127,200	113,436
Capitalized Interest	10,909,434	3,526,948	2,065,526	1,999,263	2,450,885

Fixed Charges	$11,463,843	$3,921,027	$2,364,095	$2,216,571	$2,636,112

Ratio of Earnings to Fixed Charges	4.56	6.62	9.22	9.66	4.90